Exhibit 99.B(i)(6)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated August 25, 2017, relating to the financial statements and financial highlights of Victory CEMP US 500 Enhanced Volatility Wtd Index Fund, Victory CEMP Commodity Volatility Wtd Index Strategy Fund, Victory CEMP Long/Short Strategy Fund, Victory CEMP Market Neutral Income Fund, and Victory CEMP Global High Dividend Defensive Fund, each a series of Victory Portfolios II, for the year ended June 30, 2017, and to the references to our firm under the headings “Other Service Providers” and “Financial Highlights” in the Prospectus and “Ongoing Arrangements to Disclose Portfolio Holdings” and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

Cohen & Company, Ltd.

Cleveland, Ohio

October 24, 2017